Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Card Activation Technologies, Inc.
Amendment No. 3 to registration Statements on Form SB-2
File No. 333439677
Amendment Number 1 to Form 10-SB
File No. 0-52556
As amended on June 4, 2007

June 4, 2007

Ladies and Gentlemen:

Card Activation Technologies, Inc., a Delaware corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated May 29, 2007.

Risk Factors, Page 6

1.
We note your response to prior comment 3.  In light of your response and added disclosure inclusion of a risk factor on the tax consequences of the spin off to investors does not seem appropriate.  Your added disclosure makes clear that the spin off is a taxable event but the total tax liability to investors is immaterial.  As a result, there is not material risk to investors.  If true, please remove this risk factor and include a brief discussion of the tax consequences of the spin off later in your document under “The Spin Off”.  When including this later discussion, make clear that the spin-off is a taxable transaction to investors (currently, the h3eading of the risk factor implies that the spin off may not be taxable transactions because the IRS has yet to make a determination), but the financial consequences to investors are not expected to be material.  .

We have modified the risk factor and the section “The Spin off”.  We have also included a tax opinion to further reflect the taxability of the spin off to investors.

Possibility of contigent Liability and SEC Violation, Page 11.

2.
We note your response to prior comment 2.  Please revise the heading to make clear that the potential violation is not a SEC violation but a potential violation of the federal scurrilities laws.  IN addition, remover your characterization of the potential violation as a “technical violation of federal securities laws.”  Expand the disclosure to make clear that the company failed to inform investors of the terms of the spin off through the distribution of an information statement prior to the distribution of the share in the spin off.

We have noted your comment and add the appropriate language.

Listing and Trading of Our Common Stock, Page 16

3.
We note your response to prior comment 6.  Please note that an issuer is not permitted to file a form 211 with the OTCBB.  Only Market Makers may apply to the OTCBB to hover an issuer’s securities approved for quotation.  Therefore, the last sentence of your added disclosure indicated that management will file a form 211 with the OTCBB following effectiveness is not accurate.  Please revise accordingly.

We have noted your comment and add the appropriate language.

Legal Proceedings, Page 19

4.	We note your response to prior comment 8. Please further revise your disclosure to identify the infringer who has taken a license under the patent.

We have noted your comment and add the appropriate language.

Form 10SB

5.
We note your response to prior comment 3 but we are unable to locate expanded disclosure in either document highlighting alternative transactions considered and why management concluded the spin off was the most beneficial transaction to shareholders. Please revise.

We have incorporated the changes into the SB2 and 10SB to reflect these modifications and clarifications.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ William P. Williams
William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.